Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

GOLD FIELDS PRODUCES FIRST GOLD AT SALARES NORTE

Johannesburg, 2 April 2024: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce that it has started production at its Salares Norte mine in Chile's Atacama province with the pouring of its first gold-silver doré on 28 March 2024.

This represents a significant milestone for Gold Fields, which has taken the project from discovery, through exploration and development to production over the past 13 years.

Says Gold Fields CEO Mike Fraser: "Salares Norte's construction is credit to the innovation, experience, commitment, and persistence of the teams that worked on the project. To build a remote mine at 4,500m above sea level with winter temperatures as low as -20 degrees Celsius and amidst a global pandemic is an incredible feat."

"This is a world-class project with one of the industry's lower cost profiles and a payback period of less than three years at current gold prices," Fraser adds. "It presents significant growth and value uplift for our portfolio and adds meaningfully to the cash flow profile of Gold Fields over the next few years."

Circuit A and Circuit B of the processing plant have now been commissioned and have been handed over to the operational team. Ramp up of the mine to steady state is progressing with gold equivalent production of 250koz at an all-in cost (AIC) of US$1,790/eq oz – US$1,850/eq oz expected for 2024. Production volumes for 2025 are expected to be 580koz.

Average gold equivalent production for the first five years of the mine life (2025 – 2029) is expected to be 485koz per annum at an AIC of US$790/eq oz (in 2024 money) while gold equivalent ounces produced over the life of mine (2025 – 2033) is expected to be 360koz per annum at an AIC of US$820/eq oz (in 2024 money).

The total capital cost of the project is expected to be in in line with guidance of US$1.18bn – US$1.20bn, of which US$395m was spent during 2023. The project costs have increased due to the delay in the start-up as well as an increase in the number of contractors on site and higher contractor rates.

Mining continued as planned throughout the course of 2023 and Q1 2024, with a cumulative 87.2Mt of waste moved by the end of December 2024 and 2.3Mt containing 520koz gold-equivalent on stockpile.

The mine has a significant and positive economic and social impact in the Atacama region and Chile in general. Salares Norte will increase Chile's gold production by 40% and position it as one of the main producers of the metal in South America.

It is the first greenfield project in the country in over a decade, will create approximately 900 permanent jobs and contribute approximately US$800m in direct and indirect taxes over its current 11-

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GOLD FIELDS MEDIA RELEASE

year life-of-mine. Over 26% of the mine's employees are women, which is double the average of the Chilean mining industry.

In line with Gold Fields' policy, Salares Norte has sought to employ local community members and favour local businesses in the supply of goods and services to the mine. It has established working relationships with 175 suppliers from the Atacama region.

While the nearest town to the project, Diego de Almagro, is 180km away, the team has also engaged with the host community from the beginning of construction, establishing more than 30 co-operation agreements with indigenous communities, 17 agreements with educational institutions, and training over 600 students through its mining training programmes.

In terms of innovation and environmental care, Salares Norte has incorporated critical new technologies, including:

- Filtered tailings technology, which allows optimising water use by recirculating over 86% of the resource. This is also a safer technology as it replaces a conventional tailings storage facility.
- A state-of-the-art photovoltaic solar plant being planned, that is expected to cut its annual carbon footprint by over 10,000 tons of CO_2.
- Best-of-class telecommunications facilities, via a Starlink satellite internet system, which enables, amongst others, oversight over the working of the mine via a remote-control centre in the company's Santiago office.

Gold Fields is investing approximately US$30m a year in exploration near the mine with the objective of I extending the life of Salares Norte mine.

The mine has received the permit to recommence with the capture and relocation of chinchillas from future mining areas at Salares Norte. The programme, which is carried out and supervised by independent environmental experts, started in February with the monitoring of the animals.

Our Purpose
Creating enduring value beyond mining
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GOLD FIELDS

MEDIA RELEASE


PRECAUCION

The first gold pour at Salares Norte

Ends

Notes to editors

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold-equivalent production of 2.30Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included

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GOLD FIELDS

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in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning.

These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities and other initiatives, particularly at the Salares Norte project, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Our Purpose

Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

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